UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 27 October 2011

France Telecom-Orange: third-quarter 2011 results

-

strong commercial performance

-

stable revenues in the first nine months of the year

-

operational cash flow target raised slightly

•

The France Telecom-Orange Group had a total of 221.0 million customers at 30 September 2011, up 6.3% year on year on a comparable basis

•

in France, mobile services market share stabilized at 40.5% at 30 September 20111, despite strong competitive pressure, while ADSL market share net adds significantly improved to an 35.3% in the third quarter of 20111

•

Consolidated revenues for the first nine months of the year were 33.848 billion euros, stable compared to a year earlier (+0.1% on a comparable basis and excluding regulatory measures). The decrease of -0.5% in the third quarter was due to:

•

the revenue decline in France (-2.8% versus -0.5% in the second quarter, excluding the impact of regulatory measures) reflected slower growth in mobile revenues, mainly related to a drop in mobile device sales

•

continuing momentum in Spain, with revenues rising 7.4%, excluding the impact of regulatory measures

•

the revenue decline in Poland was limited to 1.7% after a drop of 3.8% in the second quarter excluding the impact of regulatory measures, with the 2.1 percentage point improvement due to both mobile and fixed services. Mobile market share by value was resilient at 30.8% in the third quarter1

•

continued growth in operations in Africa and the Middle East, with underlying revenue growth of 6.1%, excluding Egypt and Côte d’Ivoire, and excluding the impact of regulatory measures

•

Restated EBITDA2 was 11.611 billion euros, with a margin decrease of 1.4 percentage points. Significant improvement in the third quarter of 2011, with margin erosion limited to -1.2 points, was due to a proactive strategy to control commercial expenses, particularly in France

•

CAPEX was equal to 11.0% of revenues, representing 3.731 billion euros of investment in the first nine months of 2011, a 7.5% increase on a comparable basis on the previous year

•

Restated operating cash flow2 (EBITDA - CAPEX) for the first nine months of 2011 was 7.880 billion euros. The Group is therefore able to raise its operating cash flow target for 2011, now estimated at slightly more than 9 billion euros3.

1

Company estimate

2

Restatements are described on pages 2 and 3

3

Excluding exceptional items

Commenting on the results for the first nine months of 2011, Stéphane Richard, France Telecom-Orange Chairman and CEO, said: “The results for the third quarter continued the solid performance seen in the first half and highlight the resilience of the Group against a backdrop that remains challenging. In France, the good performance reflects the success of our Open and Origami offers and we expect this favorable trend to be maintained following the launch of the Sosh brand at the start of October. We continue to have strong growth in Spain despite the economic conditions, with revenues up more than 7% in the quarter.

While the situation remains complex in Egypt, our activities in the other emerging markets grew almost 4.5%. At the same time, we are reinforcing our position in Africa and the Middle East with the recent acquisition of CCT in the Democratic Republic of Congo, Africa’s fourth most populous country. Today, the Group has 221 million customers and is on track to reach our target of 300 million in 2015. Overall, the results for the first nine months demonstrate France Telecom–Orange’s financial strength, which remains the key to our continued development, and confirms the relevance of our strategic plan, Conquests 2015.”

key figures

•

30 September data

	September 30, 2011	September 30, 2010 comparable basis	September 30, 2010 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
in millions of euros
Revenues	33,848	34,393	33,772	(1.6)%	0.1%	0.2%	(0.4)%	2.2%
Of which:
France	16,873	17,411	17,431	(3.1)%	(1.3)%	(3.2)%	-	(0.1)%
Spain	2,982	2,858	2,858	4.3%	6.9%	4.3%	-	-
Poland	2,801	2,923	2,936	(4.1)%	(2.8)%	(4.6)%	0.2%	(0.6)%
Rest of World	6,503	6,578	5,954	(1.1)%	1.0%	9.2%	(2.0)%	12.5%
Enterprises	5,282	5,357	5,356	(1.4)%	(1.4)%	(1.4)%	(0.4)%	0.4%
International Carriers and Shared Services	1,186	1,223	1,199	(3.0)%	(3.0)%	(1.0)%	(0.1)%	2.1%
Eliminations	(1,780)	(1,957)	(1,963)	-	-	-	-	-
Restated EBITDA*	11,611	12,275	12,042	(5.4)%	(4.1)%	(3.6)%	(0.5)%	2.5%
% of revenues	34.3%	35.7%	35.7%	(1.4)pt	(1.5)pt	(1.4)pt
CAPEX (excluding GSM and UMTS licences)	3,731	3,469	3,374	7.5%		10.6%	(0.8)%	3.7%
% of revenues	11.0%	10.1%	10.0%	0.9pt		1.0pt	-	-
Restated organic cash flow*	7,880	8,806	8,668	(10.5)%		(9.1)%

* The EBITDA restatements relate to the following non-recurring events:

In the first nine months of 2010:

-

an additional provision of 266 million euros for the DPTG dispute in Poland;

-

an additional provision of 70 million euros for the Part Time for Seniors and Intermediate Part Time plans in France following the agreement on the employment of seniors, signed in November 2009, and its amendment, signed in December 2010.

In the first nine months of 2011, a total negative amount of 27 million for:

-

income from asset disposals of 197 million euros related to the sale by TP S.A. of its subsidiary TP Emitel;

-

an additional provision of 115 million euros related to the European Commission fine on TP S.A. for misuse of its dominant position in the broadband market in Poland;

-

an additional provision of 32 million euros for the Part Time for Seniors and Intermediate Part Time plans in France;

-

a provision of 23 million euros related to the establishment of the 2011-2015 bonus share award plan.

•

quarterly data

in millions of euros	3rd quarter 2011	3rd quarter 2010 comparable basis	3rd quarter 2010 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidated group
Revenues	11,280	11,520	11,628	(2.1)%	(0.5)%	(3.0)%	(0.9)%	0.0%
Of which:
France	5,569	5,835	5,841	(4.6)%	(2.8)%	(4.7)%	-	(0.1)%
Spain	1,039	991	991	4.8%	7.4%	4.8%	-	-
Poland	899	934	972	(3.7)%	(1.7)%	(7.6)%	(2.1)%	(1.9)%
Rest of World	2,222	2,245	2,291	(1.0)%	0.7%	(3.0)%	(2.4)%	0.4%
Enterprises	1,734	1,753	1,781	(1.1)%	(1.1)%	(2.6)%	(1.9)%	0.3%
International Carriers and Shared Services	413	426	419	(3.2)%	(3.2)%	(1.5)%	(0.2)%	2.0%
Eliminations	(595)	(664)	(667)	-	-	-	-	-
Restated EBITDA*	3,998	4,219	4,260	(5.2)%	(3.9)%	(6.2)%	(0.8)%	(0.2)%
% of revenues	35.4%	36.6%	36.6%	(1.2)pt	(1.3)pt	(1.2)pt
CAPEX (excluding GSM and UMTS licences)	1,262	1,237	1,261	2.1%		0.1%	(1.2)%	(0.7)%
% of revenues	11.2%	10.7%	10.8%	0.5pt		0.3pt
Restated organic cash flow*	2,735	2,982	2,999	(8.3)%		(8.8)%

* The EBITDA restatements relate to the following non-recurring events:

In the third quarter of 2010:

-

an additional provision of 266 million euros for the DPTG dispute in Poland;

-

an additional provision of 33 million euros for the Part Time for Seniors and Intermediate Part Time plans in France following the agreement on the employment of seniors, signed in November 2009, and its amendment, signed in December 2010.

In the third quarter of 2011:

-

an additional provision of 19 million euros for the Part Time for Seniors and Intermediate Part Time plans in France;

-

a provision of 23 million euros related to the establishment of the 2011-2015 bonus share award plan.

*

*        *

The Board of Directors of France Telecom S.A. met on 26 October 2011 and examined the Group's financial statements for the period ended 30 September 2011.

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on the France Telecom-Orange website: www.orange.com comments on key Group figures

revenues

Group revenues were stable at 33.848 billion euros in the first nine months of 2011, rising 0.1% compared to a year earlier, excluding the impact of regulatory measures (-567 million euros).

In the third quarter of 2011, revenues fell by 0.5% on a comparable basis and excluding the impact of regulatory measures (-188 million euros). That decline chiefly reflected a downturn in mobile device sales from the third quarter a year earlier, when sales were very strong, particularly in France and Belgium. The decline in mobile device sales in the third quarter of 2011 was offset by a reduction in commercial expenses. Excluding mobile device sales, the Group’s revenues were stable in the third quarter of 2011 compared with the same period a year earlier.

Quarterly trends by region, excluding the impact of regulatory measures, were as follows:

•

in France, revenues from mobile services, excluding device sales rose 3.7%, driven by growth in the number of contract customers (notably from the success of the Origami and Open offers) and from data services. At the same time, the fixed broadband customer base as of 30 September 2011 rose 4.3% from a year earlier, with ADSL market share net adds improving significantly in the third quarter to an estimated 35.3%;

•

in Spain, revenues rose by 7.4%, after climbing 6.7% in the second quarter. Strong growth continued in mobiles, which rose 7.6% after increasing 7.7% in the second quarter, and growth improved in fixed services, which gained 6.5% after rising 2.3% in the second quarter on ADSL customer base growth;

•

in Poland, mobile revenues increased 4.3%, driven by customer base growth of 3.3%. The fixed broadband customer base also increased, climbing 2.8% on a year earlier as of 30 September 2011;

•

in the Rest of World, excluding the Côte d’Ivoire and Egypt, revenues rose 6.1% in Africa and the Middle East, driven by increases in Senegal, Jordan, Cameroon and new operations4. There was significant improvement in the Côte d’Ivoire with the decline limited to 2.5%, while Egypt saw a drop in revenue of 7.4% after a stable second quarter. In Europe, there was an increase of 0.5%. Western Europe experienced a decline in sales of mobile devices during the third quarter of 2011. Romania, however, experienced significant improvement.

•

the Enterprise revenues improved with the decline limited to 1.1% after a decrease of 2.1% in the second quarter, due to equipment contracts in North America during the third quarter of 2011.

On a historical basis, revenues rose 0.2% in the first nine months of 2011, which included:

•

the favorable impact of changes in the consolidation perimeter (+2.2 percentage points) mainly related to the full consolidation of the Egyptian operator Mobinil from July 2010 and the acquisition of KPN Belgium Business by Mobistar, which was consolidated from June 2010.

•

the negative impact of changes in foreign exchange rates (-0.4 percentage point), primarily reflecting the decline in the Egyptian pound.

customer base growth

The Group had 221.0 million customers as of 30 September 2011 (excluding MVNOs), a 6.3% increase on a year earlier on a comparable basis5, with almost 13.0 million net customer additions in one year due to mobile services, principally in Africa and the Middle East.

In mobile services, the Group had a total of 162.1 million customers as of 30 September 2011 (excluding MVNOs), an increase of 8.9% on a year earlier on a comparable basis5, with 12.9 million net customer additions. Together, Africa and the Middle East accounted for 70.4 million customers as of 30 September 2011, a 20.1% increase on a comparable basis5, with 11.0 million net customer additions.

The Group had a total of 14.2 million fixed broadband service customers as of 30 September 2011, representing a 5.4% year-on-year increase, with 731,000 net additions, of which 392,000 were in France, 206,000 in the other European countries (Spain, Poland and Belgium) and 133,000 in Africa and the Middle East (Egypt, Jordan, Senegal and Tunisia).

In Europe, digital TV (IPTV and satellite) grew 26.5% to 4.8 million subscribers as of 30 September 2011, with 1.0 million net customer additions in one year, mainly in France and Poland.

4

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, the Central African Republic and Uganda

5

Excluding Meditel customers in Morocco, who were included in the mobile services customer base in the first quarter of 2011

EBITDA

Restated EBITDA was 11.611 billion euros in the first nine months of 2011 versus 12.275 billion euros in the first nine months of 2010 on a comparable basis. The ratio of restated EBITDA to revenues was 34.3%. Of the 1.4 percentage-point decrease compared with the first nine months of 2010, 0.3 percentage point was attributable to the negative impact of the partial pass-through to customers of the VAT increase in France, which came into effect on 1 January 2011 (-129 million euros). Restated EBITDA also included the effect of regulatory measures estimated at -171 million euros.

During the third quarter of 2011, restated EBITDA was 3.998 billion euros compared to 4.219 billion euros during the third quarter of 2010, on a comparable basis. The restated EBITDA margin was 35.4%, a decline of 1.2 percentage points compared to the third quarter of 2010. This was a 0.3 percentage-point improvement compared to the EBITDA margin during the first half (when it declined by 1.5 percentage points), which reflects the control of commercial expenses during the third quarter of 2011, notably in mobile services in France.

The trends for the ratio of operating expenses to revenues for the first nine months of 2011, on a comparable basis, were as follows:

•

the ratio of commercial expenses was 14.8%, versus 13.6% in the first nine months of 2010. The 1.2 percentage-point increase was primarily concentrated in the first quarter of 2011 following the partial pass-through to customers of the VAT increase in France;

•

the ratio of service fees and inter-operator costs was 13.1%, a 0.4 percentage-point improvement. The decline in call termination rates and roaming tariffs (positive impact of 396 million euros) was partially offset by growth in traffic with other operators;

•

the ratio of labor expenses (restated) was 19.4%, compared with 18.8% in the first nine months of 2010. The average number of full-time equivalent employees was 164,936, compared with 164,564 a year earlier;

•

the ratio of all other expenses was 18.4% in the first nine months of 2011, and was stable compared with the previous year. Write-backs for provisions related to content6 (185 million euros) offset the increase in variable expenses related to the development of data services and the increase in energy costs and rental expenses.

capital expenditure on tangible and intangible assets (CAPEX)

Capital expenditure on tangible and intangible assets rose to 3.731 billion euros in the first nine months of 2011, a 7.5% increase on a comparable basis.  The ratio of CAPEX to revenues was 11.0%, which was 0.9 percentage points greater than that reported for the first nine months of 2010 on a comparable basis.

Investment in networks, which represents more than half of total CAPEX, rose 6%, in particular due to the:

•

 growth of fiber optics (Fiber To The Home - FTTH) in France;

•

 underwater cable programs in Africa (ACE) and in the Indian Ocean (LION2);

•

 continued deployment of mobile networks in African countries, notably Kenya, Niger and Mali.

Investment in information systems, representing more than 20% of total CAPEX, also increased solidly due to transformation projects in France and Belgium, and in the Enterprise segment.

Investment in customer equipment for fixed broadband services rose steeply, mainly in France, led by the success of the Open offers and upgrade programs for Livebox and TV decoders.

In addition, retail networks continued to grow in France and Spain, supporting a strengthening of the Group’s distribution policy.

6

Related to strategic decisions concerning the Orange sport and Orange cinema series TV subsidiaries portfolio changes

Regarding the review of its portfolio of European operations, the Group is continuing the process of a potential disposal of its consumer business in Switzerland. The Board of Directors will make a decision on the divestment in light of the quality of the offers received.

A review of operations in Africa and the Middle East as well as of those in the Enterprise segment is underway and should be completed by year-end.

At the same time, the Group is pursuing a policy of targeted and selective acquisitions in Africa and the Middle East, with agreements signed on 20 October 2011 to purchase 100% of the mobile operator CCT (Congo Chine Télécom) in the Democratic Republic of Congo.

free shares plan

In line with the Group’s commitment to sharing with its employees the value created by the Conquests 2015 plan, a free shares award plan for employees in France and abroad was permanently adopted by the Board of Directors on 27 July 2011. The plan will cost an estimated 142 million euros over a three-year period.

The plan is contingent on a performance target of 27 billion euros in cumulative operating cash flow, excluding exceptional items, over the 2011-2013 period.

outlook for 2011

In light of the results achieved in the nine months ending 30 September 2011 and the resilience of the EBITDA performance, the Group is in a position to raise its 2011 operating cash flow target to slightly more than 9 billion euros7.

7

Excluding exceptional items

review by business segment

France

Revenues in France were 16.873 billion euros in the first nine months of 2011, down 3.1% on a comparable basis. Excluding the impact of regulatory measures (-315 million euros), the decline was limited to -1.3% compared with the previous year.

In the third quarter of 2011, revenues were down 4.6% on a comparable basis to 5.569 billion euros. Excluding the impact of regulatory measures (-106 million euros), revenues fell 2.8%, compared with a decline of 0.5% in the second quarter.

This reflects the evolution of the revenue growth in Personal Communication Services (2.695 billion euros), which increased 1.7% excluding the impact of regulatory measures (-87 million euros), compared with a gain of 6.4% in the second quarter. This was primarily due to the decline in mobile devices sales, which had been very brisk in the third quarter of last year8. In addition, the slowdown of growth in incoming traffic (particularly SMS) and the impact of changes to the pricing for Open quadruple-play offers.

Data services grew 15.7%, excluding the impact of regulatory measures, both from SMS revenues and non-messaging services. Data services represented 36.7% of network revenues in the third quarter of 2011, an increase of 5.0 percentage points compared with the third quarter of 2010.

The number of contract customers (19.254 million at 30 September 2011) continued to rise steadily (+3.4% year on year), driven by the success of the Origami segmented offers and the Open offers. They represented 72.4% of the total customer base at 30 September 2011, compared with 70.9% a year earlier. The hosted MVNO customer base rose 24% year on year to 3.235 million customers at 30 September 2011.

Home Communication Services revenues decreased 4.8% on a comparable basis to 3.184 billion euros. Excluding the impact of regulatory measures (-34 million euros), revenues fell 3.8%, reflecting the downward trend in traditional telephone services (-13.2%).

Revenues from Internet services rose 3.8%, driven by the 4.3% increase year on year in the number of broadband customers to 9.478 million at 30 September 2011. Third quarter 2011 commercial activity was very vigorous, with net additions of 107,000 broadband customers, representing estimated ADSL market share net adds of 35.3%, attributable to the success of the Open offers (898,000 customers at 30 September 2011) and the new Livebox star and Livebox zen triple-play offers. Digital TV continued its rapid growth, rising 28% year on year to 4.124 million customers at 30 September 2011.

Revenues from Carrier Services fell 2.0% on a comparable basis; excluding the impact of regulatory measures (-26 million euros), revenues rose +0.3%. The rising number of telephone line rentals to other carriers (+13.2% year on year) was largely offset by the decline in national interconnections and other services.

8

While there was a decline in sales of mobile devices in the third quarter 2011, there was a reduction of the same magnitude in commercial costs.

Spain

Revenues in Spain were 2.982 billion euros in the first nine months of 2011, an increase of 4.3% on a comparable basis. Excluding the impact of regulatory measures (-68 million euros), the increase was 6.9% compared with the previous year.

Third quarter 2011 revenues were 1.039 billion euros, a 4.8% increase on a comparable basis. Excluding the impact of regulatory measures (-24 million euros), revenues climbed 7.4% after rising 6.7% in the second quarter.

Revenues in Personal Communication Services rose 4.5% on a comparable basis to 862 million euros. Excluding the impact of regulatory measures (-24 million euros), revenues were up sharply, rising 7.6% after climbing 7.7% in the second quarter. Growth was generated by the 7.3% year-on-year increase in contract customers to 7.445 million at 30 September 2011. In addition, data services grew 28% driven by the success of smartphones and non-messaging services. The total customer base was 12.339 million at 30 September 2011, excluding MVNOs, an increase of 6.2% in one year. The hosted MVNO customer base rose 23% year on year to 1.405 million customers at 30 September 2011.

Home Communication Services revenues improved significantly, with sales rising 6.5% to 177 million euros in the third quarter of 2011 after increasing 2.3% in the second quarter of 2011, reflecting the growth of ADSL. The number of ADSL accesses climbed 12.4% year on year to 1.225 million at 30 September 2011 with ARPU9 up 1.1%.

Poland

Revenues in Poland were 2.801 billion euros in the first nine months of 2011, down 4.1% on a comparable basis. Excluding the impact of regulatory measures (-41 million euros), revenues were down 2.8% at 30 September 2011.

In the third quarter of 2011, revenues fell 3.7% on a comparable basis to 899 million euros. Excluding the impact of regulatory measures (-19 million euros), the decline was limited to 1.7% after a decrease of 3.8% in the second quarter, representing an improvement of 2.1 percentage points between the two quarters for both mobile and fixed services.

Personal Communication Services revenues rose 4.3% to 476 million euros, excluding the impact of regulatory measures (-19 million euros). This increase reflects the 3.3% growth of the customer base to 14.614 million customers at 30 September 2011 (excluding MVNOs), related to increases in both prepaid customers (+4.5% to 7.641 million at 30 September 2011) and contract customers (+2.1% to 6.973 million at 30 September 2011). Revenues from data services also rose, driven by the rapid growth of smartphones.

Home Communication Services revenues fell 6.1% on a comparable basis to 489 million euros due to the decline in traditional telephone services, partially offset by the increase in carrier services. The number of broadband services customers rose 2.8% year on year to 2.332 million at 30 September 2011, while the number of digital TV customers (ADSL and satellite) continued to grow rapidly with 615,000 customers at 30 September 2011, a year-on-year increase of 24%.

9

See glossary

Rest of World

Revenues in the Rest of World segment were 6.503 billion euros in the first nine months of 2011, an increase of 9.2% on an historical basis, reflecting changes in the consolidation perimeter10 (+12.5 percentage points) and the negative impact of foreign exchange (-2.0 percentage points). On a comparable basis and excluding the impact of regulatory measures (-143 million euros), revenues grew 1.0% in the first nine months of 2011.

In the third quarter of 2011, revenues rose 0.7% on a comparable basis to 2.222 billion euros, excluding the impact of regulatory measures (-39 million euros):

-

revenues increased 0.3% in Africa and the Middle East, impacted by the deterioration in Egypt (-7.4%), whereas the Côte d’Ivoire improved with a decline of just 2.5% after having deteriorated significantly in the second quarter of 2011 (-27.4%). Excluding Egypt and the Côte d’Ivoire, growth remained strong at 6.1%, generated by Senegal, Jordan, Cameroon and new operations in Africa11 which were up 16.4%.

-

in Europe, revenues were up 0.5%, after rising 0.3% in the second quarter. The trend in Romania saw significant improvement, with the decline limited to 2.0% after a drop of 4.9% in the second quarter and 6.3% in the first quarter. Meanwhile, sales of mobile devices were down in the countries of Western Europe, particularly Belgium. Mobile data services contributed to the underlying growth in Europe and represented 28.6% of network revenues in the third quarter 2011, an increase of 2.9 points compared with the third quarter of 2010.

-

revenues in the Dominican Republic grew 4.8% in the third quarter of 2011, driven by growth in the customer base of 4.0% year on year and the development of data services.

Enterprise

Revenues in the Enterprise segment were 5.282 billion euros in the first nine months of 2011, a 1.4% decrease on a pro forma basis compared with the previous year.

Revenues were 1.734 billion euros in the third quarter of 2011, with the decline limited to 1.1% after a 2.1% decline in the second quarter. The 1.0 percentage-point improvement between the two quarters is linked to strong growth in services (+11.6% in the third quarter) generated by major equipment deliveries in North America during the summer.

Growing networks reported a 10.3% increase in revenues, reflecting the rapid development of Voice over IP and satellite access.

Mature networks reported growth of 1.3%, driven by IPVPN with the development of Ethernet technologies. Broadcast services were down 1.7%, after rising 1.2% in the first half of the year.

In legacy networks, the downward trend translated into a decline of 13.4% in the third quarter of 2011. Traditional telephony continued to decline at a rate comparable to that of previous quarters, while legacy network solutions (such as the X25 protocol and Frame Relay) were impacted by the migration towards newer technologies.

10

In particular in Egypt, with the full consolidation of Mobinil from 13 July 2010 and the acquisition of Linkdotnet in September 2010; and in Belgium with the acquisition by Mobistar of KPN Belgium Business, consolidated from June 2010

11

New operations in Africa: Kenya, Guinea, Guinea-Bissau, Niger, Central African Republic and Uganda

schedule of upcoming events

•

22 February 2012: presentation of 2011 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylene.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Claire Roblet

claire.roblet@orange.com

Cionaith Cullen
cionaith.cullen@orange.com

Anne-Laure Lahon

annelaure.lahon@orange.com

Amélie Laroche-Truong

amelie.larochetruong@orange.com

Mathieu Lemaire
mathieu.lemaire@orange.com

disclaimer

This press release contains forward-looking statements about France Telecom’s business. Although France Telecom believes these statements are based on reasonable assumptions, the actual occurrence of the forecasted developments is subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other factors, overall trends in the economy in general and in France Telecom’s markets, the effectiveness of the “Conquests 2015” industrial project and of other strategic, operating and financial initiatives, France Telecom’s ability to adapt to the ongoing transformation of the telecommunications industry, regulatory developments and constraints, as well as the outcome of legal proceedings and the risks and uncertainties related to international operations and exchange rate fluctuations. More detailed information on the potential risks that could affect France Telecom's financial results can be found in the Registration Document filed with the French Autorité des marchés financiers and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Except to the extent required by law, in particular articles 223-1 et seq. of the General Regulations of the Autorité des marches financiers, France Telecom does not undertake any obligation to update forward-looking statements.

appendix 1 : revenues by operating segment

	2011	2010 comparable basis	2010 historical basis	change comparable basis	change historical basis
in millions of euros				(in %)	(in %)
September 30
France	16,873	17,411	17,431	(3.1)%	(3.2)%
Personal Communication Services	8,141	8,053	8,053	1.1%	1.1%
Home Communication Services	9,640	10,140	10,160	(4.9)%	(5.1)%
Consumer Services	5,920	6,328	6,341	(6.4)%	(6.6)%
Carrier Services	3,330	3,372	3,372	(1.2)%	(1.2)%
Other HCS revenues	389	440	447	(11.6)%	(12.9)%
Eliminations	(907)	(782)	(782)	-	-
Spain	2,982	2,858	2,858	4.3%	4.3%
Personal Communication Services	2,464	2,361	2,361	4.4%	4.4%
Home Communication Services	518	497	497	4.3%	4.3%
Poland	2,801	2,923	2,936	(4.1)%	(4.6)%
Personal Communication Services	1,443	1,428	1,426	1.1%	1.2%
Home Communication Services	1,559	1,684	1,702	(7.4)%	(8.4)%
Eliminations	(200)	(189)	(192)	-	-
Rest of World	6,503	6,578	5,954	(1.1)%	9.2%
Enterprises	5,282	5,357	5,356	(1.4)%	(1.4)%
Legacy networks	1,660	1,881	1,864	(11.8)%	(11.0)%
Mature networks	2,076	2,067	2,084	0.5%	(0.4)%
Growing networks	262	229	229	14.7%	14.4%
Services	1,284	1,181	1,180	8.8%	8.9%
International Carriers and Shared Services	1,186	1,223	1,199	(3.0)%	(1.0)%
International Carriers	1,001	1,059	1,035	(5.4)%	(3.2)%
Shared Services	185	164	164	13.1%	12.7%
Inter-segment eliminations	(1,780)	(1,957)	(1,963)	-	-
Group total	33,848	34,393	33,772	(1.6)%	0.2%
3rd quarter
France	5,569	5,835	5,841	(4.6)%	(4.7)%
Personal Communication Services	2,695	2,738	2,738	(1.6)%	(1.6)%
Home Communication Services	3,184	3,345	3,351	(4.8)%	(5.0)%
Consumer Services	1,957	2,070	2,074	(5.4)%	(5.6)%
Carrier Services	1,102	1,125	1,125	(2.0)%	(2.0)%
Other HCS revenues	125	151	153	(16.9)%	(18.1)%
Eliminations	(311)	(248)	(248)	-	-
Spain	1,039	991	991	4.8%	4.8%
Personal Communication Services	862	825	825	4.5%	4.5%
Home Communication Services	177	166	166	6.5%	6.5%
Poland	899	934	972	(3.7)%	(7.6)%
Personal Communication Services	476	475	485	0.2%	(1.9)%
Home Communication Services	489	520	553	(6.1)%	(11.6)%
Eliminations	(66)	(62)	(65)	-	-
Rest of World	2,222	2,245	2,291	(1.0)%	(3.0)%
Enterprises	1,734	1,753	1,781	(1.1)%	(2.6)%
Legacy networks	523	605	600	(13.4)%	(12.7)%
Mature networks	686	677	699	1.3%	(1.8)%
Growing networks	85	77	78	10.3%	8.8%
Services	439	394	404	11.6%	8.7%
International Carriers and Shared Services	413	426	419	(3.2)%	(1.5)%
International Carriers	355	367	359	(3.4)%	(1.2)%
Shared Services	58	59	60	(2.0)%	(2.9)%
Inter-segment eliminations	(595)	(664)	(667)	-	-
Group total	11,280	11,520	11,628	(2.1)%	(3.0)%

appendix 2: analysis of consolidated EBITDA

	2011	2010 comparable basis	change comparable basis
in millions of euros			(in %)
September 30
Revenues	33,848	34,393	(1.6)%
External purchases	(14,418)	(14,322)	0.7%
% of revenues	42.6%	41.6%	1.0pt
of which:	-	-	-
Purchases from and fees paid to carriers	(4,431)	(4,643)	(4.6)%
% of revenues	13.1%	13.5%	(0.4)pt
Other network expenses and IT costs	(2,045)	(1,985)	3.0%
% of revenues	6.0%	5.8%	0.3pt
Overheads, property, other external expenses and capitalized production	(2,603)	(2,618)	(0.6)%
% of revenues	7.7%	7.6%	0.1pt
Commercial expenses and content purchases	(5,339)	(5,075)	5.2%
% of revenues	15.8%	14.8%	1.0pt
Labor expenses*	(6,578)	(6,473)	1.6%
% of revenues	19.4%	18.8%	0.6pt
Other operating income and expenses*	(1,208)	(1,290)	(6.4)%
Gains (losses) on disposals of assets*	15	41	-
Restructuring expenses	(49)	(75)	-
Restated EBITDA*	11,611	12,275	(5.4)%
% of revenues	34.3%	35.7%	(1.4)pt
3rd quarter
Revenues	11,280	11,520	(2.1)%
External purchases	(4,779)	(4,813)	(0.7)%
% of revenues	42.4%	41.8%	0.6pt
of which:	-	-	-
Purchases from and fees paid to carriers	(1,454)	(1,516)	(4.1)%
% of revenues	12.9%	13.2%	(0.3)pt
Other network expenses and IT costs	(669)	(656)	2.0%
% of revenues	5.9%	5.7%	0.2pt
Overheads, property, other external expenses and capitalized production	(846)	(848)	(0.3)%
% of revenues	7.5%	7.4%	0.1pt
Commercial expenses and content purchases	(1,810)	(1,793)	1.0%
% of revenues	16.0%	15.6%	0.5pt
Labor expenses*	(2,077)	(2,068)	0.4%
% of revenues	18.4%	18.0%	0.5pt
Other operating income and expenses*	(422)	(440)	-
Gains (losses) on disposals of assets*	6	40	-
Restructuring expenses	(11)	(20)	-
Restated EBITDA*	3,998	4,219	(5.2)%
% of revenues	35.4%	36.6%	(1.2)pt
* The restatements are described on pages 2 and 3.

appendix 3: key performance indicators of France Telecom-Orange

	September 30, 2011	September 30, 2010
France Telecom-Orange Group
Total number of customers* (millions)	221.015	203.443

Personal Communication Services customers* (millions)	162.063	144.403
- of which contract customers (millions)	53.137	50.097
Home Communication Services broadband customers(millions)	14.215	13.484
- of which IPTV and satellite TV customers (millions)	4.806	3.798
France
Personal Communication Services
Number of customers* (millions)	26.588	26.265
- of which contract customers (millions)	19.254	18.615
Total ARPU (euros)	379	389
Number of MVNO customers (millions)	3.235	2.606
Home Communication Services
Consumer Market
Number of fixed line subscribers (millions)	18.718	19.762
- of which naked ADSL** customers (millions)	4.458	3.398
ARPU of fixed line subscribers (euros)	34.6	34.9
Number of broadband customers at end of period (millions)	9.478	9.086
ADSL market share at end of period (%)	45.2	46.3
Number of IPTV and satellite TV customers (millions)	4.124	3.230
Carrier market
Total number of fixed lines in the Carriers market (millions)	11.142	9.844
- of which total unbundling (millions)	8.577	7.368
- of which wholesale naked ADSL rental** (millions)	1.170	1.236
- of which wholesale line rentals (millions)	1.396	1.240
Spain
Personal Communication Services
Number of customers* (millions)	12.339	11.620
- of which contract customers (millions)	7.445	6.938
Total ARPU (euros)	258	263
Home Communication Services
Number of ADSL broadband customers (millions)	1.225	1.090
Number of Voice over IP customers (thousands)	732	567
* Excluding customers of MVNOs ** See glossary *** Company estimate.

	September 30, 2011	September 30, 2010
Poland
Personal Communication Services
Number of customers* (millions)	14.614	14.141
- of which contract customers (millions)	6.973	6.829
Total ARPU (PLN)	497	515
Home Communication Services
Total number of fixed lines (millions)	7.434	7.970
Number of broadband customers (millions)	2.332	2.269
Number of IPTV and satellite TV customers (millions)	615	497
Rest of World
Personal Communication Services
Number of customers* (millions)	95.141	78.827
- of which contract customers (millions)	13.200	11.891
Number PCS customers by region (millions) :
Europe	21.784	21.294
Africa and Middle East	70.366	54.660
Other	2.991	2.873
Home Communication Services
Total number of telephone lines (thousands)	2,221	2,249
- Europe (thousands)	673	682
- Africa and Middle East (thousands)	1,544	1,563
- other (thousands)	3	4
Number of broadband customers at end of period (thousands)	824	659
- Europe (thousands)	154	123
- Africa and Middle East (thousands)	668	535
- other (thousands)	1	1
Enterprises
France
Number of legacy telephone lines (thousands)	4,117	4,497
Number of accesses to IP networks (thousands)	341	335
- of which IP-VPN (thousands)	274	271
Number of XoIP connections (thousands)	57	44
World
Number of IP-VPN accesses/world (thousands)	315	318
Everything Everywhere (United Kingdom) **
Personal Communication Services
Number of customers* (millions)	13.381	13.551
- of which contract customers (millions)	6.264	5.824
Total ARPU (£/month, based on quarterly revenues)	19.3	19.3
Home Communication Services
Number of ADSL broadband customers (thousands)	356	380
* Excluding customers of MVNOs. ** Everything Everywhere customer bases are 50% consolidated in the France Telecom-Orange customer bases.

appendix 4: third quarter 2011 highlights

October
14/10/11	Europe – Deutsche Telekom and France Telecom-Orange procurement joint venture BUYIN commences operations
11/10/11	France – Orange launches a new Open range: four mobile plans with even more benefits, available in SIM-only version
11/10/11	China – Orange and China Telecom sign strategic partnership framework agreement
September
29/09/11	Group – France Telecom–Orange owns 100% of the Compagnie Européenne de Téléphonie
27/09/11	France – Orange and Pôle Emploi have signed a national partnership agreement
21/09/11	France – Orange commits to offering public service internet in France
21/09/11	Egypt – Yves Gauthier appointed Chief Executive Officer of Mobinil
08/09/11	Group – France Telecom offers USD 2 billion in notes
07/09/11	France – Orange launches Sosh, a new, 100% digital mobile brand aimed at ultra-connected 18-35s: offering attractive online prices and without any commitment required
06/09/11	Group – Patrice Lambert-de Diesbach appointed Director of Group Financial Communications
01/09/11	United Kingdom – Everything Everywhere announces new leadership team
August
25/08/11	France – personalized care: the centerpiece of Orange France’s new Origami subscriptions
July
28/07/11	Group – solid first-half results and 2011 outlook confirmed in line with the strategic plan “adapt to conquer”
27/07/11	Group – Benoit Scheen appointed Executive Vice President of Europe for France Telecom-Orange
27/07/11	Africa – Orange and Google partner to speed up the spread of innovative SMS-based services in Africa
27/07/11	United Kingdom – Everything Everywhere announces second-quarter and first-half financial results
21/07/11	Poland – PTC and PTK Centertel conclude network agreement
18/07/11	United Kingdom - Olaf Swantee appointed CEO of Everything Everywhere
15/07/11	Group – CANAL+ and Orange announce a proposed editorial, commercial and technology partnership for the Orange Cinema Series TV package

All press releases are available on the Group’s websites

•

www.orange.com

•

www.orange.es

•

www.everythingeverywhere.com

•

www.tp-ir.pl

•

www.orange-business.com

appendix 5: glossary

ARPU - Fixed Services for Consumers: average annual revenues per line for fixed services and internet for consumers are calculated by dividing the average monthly revenues over the past twelve months by the weighted average number of fixed service lines for consumers over the same period. The weighted average number of fixed service lines for consumers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of lines at the start and end of the month. The ARPU of fixed services for consumers is expressed as monthly revenues per line.

ARPU - Personal Communication Services: average annual revenues per user (ARPU) are calculated by dividing the revenues from mobile services (see "mobile services" below) generated over the past twelve months by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. PCS ARPU is expressed as annual revenues per customer.

broadband ARPU (ADSL, FTTH, satellite and WiMAX): average revenues per user of broadband services per quarter are calculated by dividing the quarterly revenues for consumer broadband services by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. ARPU is expressed as monthly revenues per access.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

commercial expenses: external purchases including purchases of handsets and other products sold, commissions related to distribution, advertising, promotional and sponsorship expenses, and rebranding expenses.

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortization. This indicator corresponds to operating income before depreciation and amortization, before revaluation related to acquisitions of controlling interests, before impairment of goodwill and asset impairment, and before income from associates. EBITDA is not a financial performance indicator as defined by the IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

Internet/Business Everywhere: enables laptop computers to be connected to the Internet anywhere using a USB flash drive.

MVNO: Mobile Virtual Network Operator. Mobile network operator using third party network infrastructures.

naked ADSL: the naked ADSL access offer is aimed at subscribers who do not wish to keep a standard, separate telephone contract. In France and Poland, France Telecom also offers wholesale naked ADSL to other carriers, allowing their customers, especially those residing in areas where total unbundling is unavailable, to dispense with the traditional telephony subscription.

operating cash flow: corresponds to EBITDA minus CAPEX. EBITDA-CAPEX is one of the Group’s management indicators used to monitor its operational performance and those of its operating sectors.

other external purchases: these include overhead, property expenses, service fees and purchases of other services, content purchases, equipment costs and other supplies in inventory, call centre outsourcing expenses and other external consumption, net of capitalized production of goods and services.

revenues from data services (Personal Communication Services): these are revenues from mobile services (see "revenues from mobile services" below), excluding revenues generated by voice services. They include revenues generated by text messages (SMS), multimedia messages (MMS), data (WAP, GPRS and 3G) and the cost invoiced to the customer for purchases of content.

revenues from mobile services: these are revenues (voice and data services) generated by incoming and outgoing calls, network access fees, roaming revenues from customers of other networks, revenues from value-added services and revenues from incoming calls from mobile virtual network operators (MVNO).

roaming: Use of a mobile telephone service on the network of an operator other than that of the subscriber.

wholesale line rental – WLR: by supplying an analogue connection to the France Telecom switched network and related services as a supplement to a narrowband telephone traffic routing offer, the WLR offer allows third party operators to market a global narrowband fixed telephony offer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: October 27, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations